                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 Amendment No. 1
                                       to
                                   FORM 10-SB


      GENERAL FORM OF REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 PROTALEX, INC.
                 (Name of Small Business Issuer in its charter)


                                   NEW MEXICO
         (State or other jurisdiction of incorporation or organization)


                                   91-2003490
                      (I.R.S. Employer Identification No.)


                                 P.O. BOX 30952
                          ALBUQUERQUE, NEW MEXICO 87190
               (Address of principal executive offices) (Zip Code)


                                 (505) 260-1726
                           (Issuer's telephone number)


           Securities to be registered under Section 12(b) of the Act:



      Title of each class to be            Name of each exchange on which
            so registered                  each class is to be registered
                NONE                                    NONE
      -------------------------            ------------------------------

      -------------------------            ------------------------------



           Securities to be registered under Section 12(g) of the Act:


                                  COMMON STOCK
                                (Title of Class)

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                             DESCRIPTION OF BUSINESS

OVERVIEW

         Protalex, Inc. (the "Company") is a development stage company engaged in the development and marketing of a new class of organic chemical molecules, called "bioregulators," for the treatment of rheumatoid arthritis and other forms of arthritis.



         Bioregulator therapy for human disease is a new concept based upon discoveries made by Dr. Paul Mann, an officer, director and shareholder of the Company. During the past year, Dr. Mann's research has been focused upon defining and testing the most effective formulation of a bioregulator molecule for use in therapy. The Company intends to bring this unique biotechnology to commercial realization by developing and marketing an entirely new category of extraordinarily safe and therapeutically active drugs.



         The Company will initially focus on developing bioregulators for the treatment of rheumatoid arthritis. Research and development efforts are well underway, with pre-clinical trials scheduled to begin in January 2000. The pre-clinical trials will be conducted by Dr. Arthur Bankhurst, Professor of Internal Medicine and Microbiology and Director of the Division of Rheumatology at the University of New Mexico, and a director and shareholder of the Company. Upon successful completion of the pre-clinical trials in approximately six months, the Company will file an Investigational New Drug Application with the Food and Drug Administration ("FDA"), and will begin planning clinical trials. The Company believes that an existing, FDA-approved treatment for rheumatoid arthritis utilizes principles of bioregulation, which should enable the Company to expedite the FDA process by limiting the size and scope of the clinical trials.


ABOUT BIOREGULATION

         The Company's discoveries and its proprietary products represent the first application of bioregulator technology to the treatment of disease. Since the 1960's, however, certain natural and synthetic molecules have been known to influence cell proliferation and differentiation in laboratory experiments. (Proliferation consists simply of an increase in cell number, while differentiation implies the ability to accomplish some function especially to respond to or initiate some change in the cell's environment.)



         Both proliferation and differentiation can be influenced by external stimuli, most of which are in the form of chemical "messages." Under normal circumstances, equilibrium is maintained within and among cells by the continual exchange of such messages. Cells may begin to function or proliferate abnormally under three circumstances: when they receive an erroneous signal from their environment, when their reception or processing of external messages is impaired, or when they receive abnormal genetic signals from within. Widespread abnormalities of cellular differentiation cause diseases of many kinds, while uncontrolled cellular proliferation causes cancer. The Company's bioregulators are compounds with the ability to act upon cells at a primitive level of function, "resetting" their internal mechanisms to allow resumption of normal behavior.



         Some naturally occurring bioregulators have the property of stimulating cellular proliferation at certain concentrations, while promoting cellular differentiation at other concentrations. In the latter role, they can bring about increased production of antibodies in one cell line, or slow the growth of a tumor in another, apparently by helping restore normal function within cells and promoting cell-to-cell signaling. Bioregulators seem to act upon a wide variety of tissue types, suggesting that they affect simple activities common to all cells.



         Bioregulators represent a completely new approach to the treatment of disease. For example, rheumatoid arthritis is one of the "autoimmune" diseases, in which cells of the immune system erroneously identify other body tissues as "foreign". These immune cells then produce substances that attack other body tissues, such as the lining of the joints. Current therapy for rheumatoid arthritis is aimed at either suppressing the symptoms caused by this attack,



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or inactivating the substances produced by the immune cells. In contrast, the
Company's bioregulators act upon the immune cells themselves, restoring normal cellular function. In this way, bioregulator treatment not only relieves symptoms of the disease, but also may promote reversal of the tissue damage that already has taken place.



         The Company's research has defined the concept of bioregulators and has produced proprietary compounds particularly suitable for therapeutic administration. The most active of these show intense cellular activity in miniscule doses. Clinical effectiveness in such a low dosage range is expected to yield exceptional safety and freedom from side effects.


EXPERIMENTS AND STUDIES


         The best demonstrations of the ability of bioregulators to affect cell differentiation lie in the field of immunology, where immune responses can be modified by the appropriate concentration of a bioregulator. Cell proliferation also can be normalized by bioregulators in experiments dealing with natural cellular aging and tumor growth. Examples of each of these processes, derived from Dr. Mann's own research, are outlined below.



         EXPERIMENTS IN TEST TUBES



                  ANTIBODY PRODUCTION IN HUMAN CELLS. The Company's proprietary bioregulators induce an immune response in human white blood cells when these cells are exposed to a number of different foreign substances. The number of antibody-producing cells can be amplified as much as 100 to 1000 times.



                  STUDIES OF CELL AGING. The life span of cells in test tubes can be extended by nearly 100% through the action of several known bioregulators. When normal cell death from aging finally does begin, it affects all of the cells simultaneously, in contrast to the usual gradual decline in the number of surviving cells.



         EXPERIMENTS IN LABORATORY ANIMALS



                  NUDE MICE. A mouse strain lacking in one form of immunity, nude mice are highly susceptible to infection and early death. This situation mimics a genetic disease in humans called DiGeorge syndrome. Administration of certain known bioregulator compounds can partially reverse this deficit, almost doubling the life expectancy of these mice. The same effect can be obtained in mice whose thymus gland has been surgically removed in early life.



                  NUDE RATS WITH IMPLANTED CANCER. Another rodent strain with immune deficiency, the nude rat, often is used in experiments involving transplantation of tumors from another animal species. Such transplants are rejected by animals with normal immune systems, but persist in the nude rat because of its inability to mount a rejection response. Administration of a known bioregulator in tumor-bearing nude rats results in regression of the cancer in about two-thirds of the animals.



                  DOGS WITH IMPLANTED CANCER. As part of another study, a specific type of malignant brain tumor was transplanted into the brains of dogs. This type of tumor normally progresses rapidly with irreversible neurological signs appearing between 2 and 3 weeks after transplantation. A bioregulator compound was injected 3 times a week for 3 weeks following transplantation. Complete tumor regression was seen in 100% of the treated animals.


         NATURALLY OCCURRING DISEASE

                  DOGS AND CATS WITH SPONTANEOUS TUMORS. Data is now being collated on several dozen domestic dogs and cats that have been given the bioregulator treatment outlined above for spontaneously occurring tumors of various types. Anecdotal reports have been received from veterinarians all over the country, indicating success with bioregulator treatment, but a controlled study with a consistent protocol is needed to validate this mode of therapy. Such a study is now being planned.


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MARKETS

         Human autoimmune diseases provide the first and most obvious target for bioregulator therapy. In these disorders, the immune system misidentifies the body's own tissues as "foreign," prompting an inappropriate and prolonged immune response that can damage tissues and organs throughout the body. Bioregulator treatment can be expected to restore normal immune homeostasis, with the result that the disease is not merely ameliorated, but permanently cured.


         Rheumatoid arthritis will be the first autoimmune disease targeted and will be the primary and immediate focus of the Company. Rheumatoid arthritis is a serious autoimmune disorder that causes the body's immune system to mistakenly produce antibodies that attack the lining of the joints, resulting in inflammation and pain. Rheumatoid arthritis can lead to joint deformity or destruction, organ damage, disability and premature death. According to the latest nationwide statistics, published in ARTHRITIS AND RHEUMATISM in May, 1998, rheumatoid arthritis affects approximately 2.1 million people in the United States. Contrary to common perception, more than half of those affected by rheumatoid arthritis are under age 65. (Source: The Arthritis Foundation, May, 1998.)



         Currently, no uniformly effective treatment for rheumatoid arthritis exists. Current treatments are costly, and in most cases must be continued for decades. In contrast, the Company believes that bioregulator therapy will be much more cost effective and can be administered by weekly injections over the course of a few months.



         The Company's decision to concentrate its efforts on rheumatoid arthritis, as opposed to other autoimmune diseases or cancers, is based upon three main considerations:



         - Evidence from Dr. Mann's laboratory indicates that bioregulators strongly influence the immune system in ways that should produce beneficial effects in patients with rheumatoid arthritis;



         - The Company believes that an existing, FDA-approved treatment for rheumatoid arthritis actually utilizes principles of bioregulation; and


         - At this stage in the Company's development, the Company believes it is most appropriate to concentrate its efforts and resources on developing a treatment for a single, well-defined, and serious disease for which adequate therapy currently is not available.


         The Company anticipates that its products will initially be used to treat patients with severe cases of rheumatoid arthritis, and particularly those individuals for whom other treatments have failed. Additionally, the Company believes that its experience with this class of patients will prove the efficacy and safety of its products, and will encourage the use of its products in less severely affected individuals in earlier stages of the disease.


COMPETITION


         In strictest terms, the Company has no direct competition in its field, since no other firms have brought to market any therapeutic agents based upon biomodulator or bioregulator technology. However, the Company's products will compete with other pharmaceutical agents intended to treat rheumatoid arthritis. A number of pharmaceutical agents are currently being used, with varying degrees of success, to control the symptoms of rheumatoid arthritis and slow its progress. Available treatment options include:



         - Drugs that relieve pain and minimize inflammation, ranging from simple aspirin to the recently introduced COX-2 inhibitors;



         - Drugs that suppress the immune system and act on cancer, including azathioprine and methotrexate;

         - Drugs that block the body's production of an enzyme which plays a role in creating inflammation, currently represented by Immunex Corporation's Enbrel(R);



         - "Immunoadsorption therapy," now in limited use in Europe and the United States, entailing weekly sessions during which a patient's blood is separated and passed through a molecular filter in order to remove immune complexes from the blood; and



         - The injection into the bloodstream of fine particles of gold suspended in fluid, a time-honored treatment but one with extreme variability of effect and an unknown mechanism of action.



         In all, at least a dozen large and small pharmaceutical companies are active in this market, with Immunex Corporation and Monsanto Company dominating the market as a result of their respective products, Enbrel(R) and Celebrex(R). Despite intense media attention and enormous sales, the long-term efficacy of these products remains to be evaluated.


OPERATIONS

         The Company is currently engaged in developing the corporate base for commercialization of its bioregulator products, as well as planning production and marketing strategies. The Company's business operations are housed in an office in Albuquerque. The Company currently has no manufacturing facilities and may have to rely on others to manufacture compounds for the Company's use in research and development, pre-clinical trials, and clinical trials.

         Alex, L.L.C., a New Mexico limited liability company and the Company's majority shareholder ("Alex"), continues to support ongoing research aimed at clarifying the biologic functions of bioregulators, and along with the Company, establishing their safety and efficacy in treating induced arthritis in animals, and determining appropriate dosage and treatment protocols. Alex's research activities are being carried out in leased laboratory space at the University of New Mexico. The bioregulator technology that the Company intends to develop and bring to market is currently licensed from Alex. See "Patents, Trademarks and Proprietary Technology."

BUSINESS AND MARKETING STRATEGY

          Following the filing of this registration statement, the Company intends to initiate a private placement of stock to raise funds for completion of animal research, initiation of Phase I and Phase II human studies, and production and marketing of the Company's products on a commercial scale.

         The Company expects that upon FDA approval, its bioregulator products will be competitive throughout the global market. Therefore, the Company intends to enter into collaborative arrangements with larger strategic partners to market and sell the Company's products in the United States and in foreign markets. The Company expects that these partners will be responsible for funding or reimbursing all or a portion of the costs of pre-clinical and clinical trials required to obtain regulatory approval. In return for such payments, the Company will grant these partners exclusive or semi-exclusive rights to market certain of its products in particular geographical regions.

GOVERNMENT REGULATION

         The Company's ongoing research and development activities, and its future manufacturing and marketing activities, are subject to extensive regulation by numerous governmental authorities, both in the United States and in other countries. In the United States, the FDA regulates the approval of the Company's products under the authority of the Federal Food, Drug and Cosmetics Act.

         In order to obtain FDA approval of the Company's new drugs, extensive pre-clinical and clinical tests must be conducted and a rigorous clearance process must be completed. Satisfaction of the FDA's safety and efficacy requirements may take several years and require the expenditure of substantial resources.


         The FDA approval process entails several steps. Initially, the Company must conduct pre-clinical trials. During pre-clinical trials, the Company must evaluate the safety and efficacy of its products through laboratory testing. At this stage the FDA will require, at a minimum, that the Company (i) prepare a detailed report containing information about the drug; (ii) determine the toxicity of the drug in at least two species of animals; and (iii) conduct short-term toxicity studies ranging from two weeks to three months, depending on the proposed clinical trials.


         Upon successful completion of pre-clinical trials, the Company must submit an Investigational New Drug Application ("IND") to the FDA before it can begin human clinical trials. The purpose of the IND is to detail pre-clinical research data, and provide documentation sufficient to allow the FDA to conclude that it is reasonable to proceed with human trials of a drug.

         Clinical studies are typically conducted in three sequential phases, although these phases may overlap. In Phase I trials, a drug is tested for safety in one or more doses in a small number of patients or volunteers. In Phase II trials, efficacy and safety are tested in up to several hundred patients. Phase III trials involve additional safety, dosage and efficacy testing in an expanded patient population at multiple test sites.

         The results of the pre-clinical and clinical trials are submitted to the FDA in the form of a New Drug Application ("NDA"). The approval of an NDA may take substantial time and effort. In addition, upon approval of an NDA the FDA may require post marketing testing and surveillance of the approved product, or place other conditions on their approvals.

         In 1997, the FDA's Modernization Act (the "Act") was passed. The Act expanded earlier laws passed to shorten the drug approval process and developed guidelines regarding the testing and approval process for products intended to treat serious or life-threatening illnesses. More specifically, the Act created a fast-track process which facilitates and expedites the review and testing of new drugs that are intended to treat serious or life threatening diseases, while preserving appropriate guarantees for safety and effectiveness. The passage of the Act reflects the recognition that both patients and physicians are willing to accept greater risks and side effects from products that treat serious diseases. The fast-track procedures apply to products intended to treat AIDS, some cancers and other life threatening illnesses. In most cases, a drug is usually given a fast-track designation at a relatively early stage in its development.

         Sales of new drugs outside the United States are subject to foreign regulatory requirements that differ from country to country. Foreign regulatory approval of a product must generally be obtained before that product may be marketed in those countries. However, the FDA approval process is among the most restrictive in the world and typically takes a longer time to complete than foreign regulatory approval.


         Research and development efforts for the Company's first product for the treatment of rheumatoid arthritis are well underway, with pre-clinical trials scheduled to begin in January 2000. Upon completion of these studies, the Company will apply to the FDA to secure its approval for limited safety testing of the Company's product in humans. Following the successful completion of safety trials, the Company will conduct a full-scale study of efficacy in patients with advanced and intractable rheumatoid arthritis. This full-scale study will be conducted by Dr. Arthur Bankhurst, Professor of Internal Medicine and Microbiology and Director of the Division of Rheumatology at the University of New Mexico, and should be completed in approximately two years. Dr. Bankhurst is a director and shareholder of the Company. Once the trials are finished, an application for FDA authorization to produce and market the product will be filed, with final approval estimated to take an additional six months.


PATENTS, TRADEMARKS, AND PROPRIETARY TECHNOLOGY

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         The bioregulator technology which the Company intends to develop and bring to market is currently licensed by the Company from Alex, LLC, a New Mexico limited liability company and the Company's majority shareholder. ("Alex"). Alex's Managing Members, each of whom holds a 50% membership interest in Alex, are John Doherty, the Company's President, and Dr. Paul Mann, the Company's Treasurer and Secretary. Mr. Doherty and Dr. Mann are also members of the Company's Board of Directors. The license agreement between the Company and Alex is described in "Certain Relationships and Related Transactions."


         The Company's success will depend on its ability to maintain its trade secrets and proprietary technology in the United States and in other countries, and on Alex's ability to obtain patents for the bioregulator technology which it licenses to the Company. Alex is currently seeking patents for proteins for use as medications for human autoimmune disease. Patent protection will also be sought for the derivatives of proteins which can also be found in other bioregulators. Alex expects to submit its initial patent for proteins before the end of May, 2000, and the additional patents shortly thereafter. In addition to patent protection, Alex intends to seek trademark protection for the term "bioregulator." Alex believes that this will assist in differentiating this new field of science from current biomodulator theory.


RISKS RELATED TO THE COMPANY'S BUSINESS


         EXISTENCE OF FORWARD-LOOKING STATEMENTS. This registration statement contains forward-looking statements that involve substantial risks and uncertainties. These statements are identified by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate," and "continue" or similar words. Statements that contain these words should be read carefully because they discuss the Company's future expectations, contain projections of the Company's future results of operations or of the Company's financial condition, and state other "forward-looking" information. The Company believes it is important to communicate its expectations. However, there may be events in the future that the Company is not able to accurately predict or over which the Company has no control. The risk factors listed in this section, as well as any other cautionary language appearing in this registration statement, provide examples of risks, uncertainties and events that may cause the Company's actual results to differ materially from the expectations described in the Company's forward-looking statements. The occurrence of the events described in these risk factors and elsewhere in this registration statement could have an adverse effect on the Company's business, results of operations and financial condition.



         POSSIBLE INABILITY TO CONTINUE AS A GOING CONCERN. The Company is a development stage enterprise and does not have operating revenue, nor does it anticipate generating operating revenue in the foreseeable future. The ability of the Company to continue as a going concern is dependent initially on its ability to raise sufficient investment capital to fund all necessary operations and product development activities. Thereafter, in order to generate operating revenue the Company must develop products that gain regulatory approval and market acceptance. There can be no assurance that the Company will be able to raise sufficient investment capital or successfully develop and market its products.



         HISTORY OF LOSSES SINCE MERGER WITH ENERDYNE. Since Enerdyne Corporation's acquisition of Protalex, Inc. (which is more fully described in "Corporate History"), the Company has incurred significant losses. The Company expects to continue to incur net losses until sales of its biomodulator products generate sufficient revenues to fund its continuing operations.



         UNCERTAINTY OF BIOREGULATOR PRODUCT DEVELOPMENT. The Company does not know whether bioregulator products can be successfully developed for administration as human medications. Further laboratory research followed by extensive animal testing will be needed before beginning clinical trials. The Company's failure to demonstrate the safety and/or efficacy of its bioregulator product, either at the preclinical or human trial stage, would necessitate potentially expensive and time-consuming additional research.



         LIMITATION OF BIOREGULATOR PRODUCT USE TO A SINGLE DISEASE. The Company is focused on the treatment of one disease, rheumatoid arthritis. If the results from the Company's animal studies and/or the human clinical trials related to that disease are inconclusive or show results no better than a substance with no medical effect, the Company would

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not have a commercially viable product. In this case, a great deal of additional research would be required, and it is unlikely that the Company would be able to attract further capital.



         UNCERTAINTY OF MEDICAL ACCEPTABILITY OF BIOREGULATOR PRODUCTS. The Company's bioregulator product may be safe and effective for its intended use, but may not show sufficient superiority to other treatments currently in use to gain a significant share of the market. Additionally, the novelty of this form of treatment or its mode of administration may make bioregulator therapy less appealing than existing treatments to prescribing physicians or to their patients. Inadequate medical acceptance would result in poor product sales and decreased profitability, and could impair the Company's ability to continue to operate.



         UNCERTAINTY CONCERNING DEVELOPMENT OF NEW BIOREGULATOR PRODUCTS. While the Company will initially focus on the treatment of rheumatoid arthritis, its long-term plans call for the extension of bioregulator therapy to other types of human disease, such as cancer. The development of new bioregulator products (or expanding the indications for existing products to the treatment of new diseases) will be subject to many of the same hazards and risks discussed in this "Risk Factors" section.



         RISKS RELATED TO REGULATORY APPROVAL OF BIOREGULATOR PRODUCTS. Before the Company's products can be manufactured, marketed and sold to the public, the requirements of the FDA and similar governmental agencies in foreign countries must be met. The approval process typically entails considerable time and expense, and may delay marketing of the Company's products for a considerable period. The Company cannot predict when regulatory applications might be submitted, nor when final regulatory approval will be obtained. Also, the FDA could approve only certain uses of the Company's products or subject its products to additional testing or surveillance programs. Failure to obtain timely FDA approval will require the Company to spend more resources on additional applications, and would delay the generation of income from sales of the Company's products. In addition, the FDA approval process presents a competitive advantage to some of the Company's competitors who have already received FDA approval for their products.



         DEPENDENCE ON REIMBURSEMENT FROM THIRD PARTIES. In today's medical economy, reimbursement for all types of medical care depends substantially on third party payors, including government authorities (e.g., the Medicare program), private health insurers and other organizations, such as health maintenance organizations ("HMOs"). Managed healthcare is increasing in the United States, the number of HMOs is growing, and legislative proposals are being introduced to reform healthcare or reduce government medical insurance programs. As a part of their cost-control efforts, such entities may establish fiscal policies decreasing or eliminating the amount of reimbursement for the Company's products, making it difficult for the Company to sell its products at a sufficient profit to remain in business.



         INABILITY TO MANUFACTURE BIOREGULATOR PRODUCT(S) IN COMMERCIAL QUANTITIES. Currently, the Company does not possess the facilities or equipment to manufacture its products. The Company intends to contract with a third party or parties to manufacture its products for commercial distribution. However, the Company does not know whether such third party or parties will be able to successfully manufacture sufficient quantities of the Company's products for these purposes. Therefore, the Company may have to invest substantial sums to construct facilities sufficient to meet its long-term manufacturing requirements. See "Operations."



         UNCERTAINTY OF PATENT PROTECTION AND SECURITY OF PROPRIETARY INFORMATION. The Company licenses its bioregulator technology from Alex, L.L.C., and Alex intends to apply for, prosecute and maintain patents for this technology. Conceivably, Alex may be unsuccessful in obtaining patents and in avoiding infringements of patents granted to others. Even if patents are granted to Alex, the enforceability of patents issued to biotechnology and pharmaceutical firms is often highly uncertain, and existing law may not protect Alex's patents. Without patent protection, it is unlikely that the Company could successfully market its bioregulator products. Lacking a proprietary advantage, the Company would be unable to prevent marketing of its biomodulator products by more well-established competitors who would be able to dominate the market. In addition, the Company could incur substantial costs in defending any patent litigation brought against it or in asserting its patent rights, including those licensed to it by Alex, in a suit against another party. See "Patents, Trademarks and Proprietary Technology."

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         The Company relies on trade secrets, know-how and continuing technological advancement to develop and maintain its competitive position. The Company requires that each of its employees enter into a confidentiality agreement that contains provisions prohibiting the disclosure of confidential information to anyone outside the Company. However, these confidentiality agreements may not be honored and the Company may be unable to protect its rights to its unpatented trade secrets. Dissemination of this proprietary information might allow others to develop bioregulator products that would compete with those of the Company, diminishing the Company's sales and market share.



         RISKS RELATED TO THE COMPANY'S COMPETITORS. The Company is engaged in a sector of the economy characterized by extensive research efforts and rapid technological development. New drug discoveries are to be expected, including those directed at the disease the Company has targeted. A number of the Company's competitors have substantially more capital, research and development, regulatory, manufacturing, marketing, human and other resources and experience than the Company. Such competitors may develop products that are more effective or less costly than any of the Company's current or future products and also may produce and market their products more successfully than the Company. Large-scale successful competition would reduce the Company's market share and profitability, and might jeopardize the Company's ability to stay in business. See "Competition."



         LIABILITY RISKS ASSOCIATED WITH BIOREGULATOR THERAPY. While the Company believes that its bioregulator product will be safe compared to other drugs, the Company still may incur significant product liability exposure. When the Company develops a product suitable for human administration, it intends to secure adequate product liability coverage. However, insurers may not offer the Company product liability insurance, may raise the price of such insurance or may limit the coverage of such insurance. In addition, the Company may not be able to maintain such insurance in the future on acceptable terms and such insurance may not provide the Company with adequate coverage against potential liabilities either for clinical trials or commercial sales. Successful product liability claims in excess of the Company's insurance would affect the Company's ability to continue to operate as a going concern.



         LIABILITY RISKS ASSOCIATED WITH BIOREGULATOR RESEARCH AND DEVELOPMENT. The Company's research and development activities involve the controlled use of hazardous materials, chemicals and radioactive compounds. The Company is subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although the Company believes that its planned safety procedures for the handling and disposal of such materials comply with the standards prescribed by such laws and regulations, it cannot eliminate the risk of accidental contamination or injury from these materials. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the Company's resources. The Company may be required to incur significant costs to comply with environmental laws and regulations in the future. Current or future environmental laws or regulations may materially adversely affect the Company's operations, business or assets.



         DEPENDENCE UPON KEY PERSONNEL AND ATTAINING QUALIFIED STAFF. The success of the Company's operations during the foreseeable future will depend largely upon the continued services of the following individuals: John Doherty, the Company's President, Dr. Paul Mann, the Company's Treasurer and Secretary, and Dr. Jon Aase, the Company's Vice President. The loss of the services of Mr. Doherty, Dr. Mann or Dr. Aase could have a material adverse impact on the Company, including inability to raise adequate investment capital and/or delay or failure in developing the bioregulator product. Mr. Doherty, Dr. Mann and Dr. Aase have not entered into employment agreements with the Company. See "Management."



         The Company's success will also depend in part on its ability to manage, attract and retain qualified technical, management and sales personnel. The Company's operations and future growth could be adversely affected if the Company were unable to hire appropriate personnel or if its revenues fail to increase at a rate sufficient to absorb the resulting increase in expenses. See "Employees."

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         CONTROL BY PRINCIPAL SHAREHOLDERS. As of January 1, 2000, each of Mr.
Doherty and Dr. Mann beneficially owned approximately 35.82% of the outstanding shares of the Company's common stock through Alex, LLC, a New Mexico limited liability company which is the Company's majority shareholder ("Alex"). Alex's Managing Members, each of whom holds a 50% membership interest in Alex, are Mr. Doherty and Dr. Mann. Accordingly, Mr. Doherty and Dr. Mann collectively have the ability to control the election of all of the members of the Company's Board of Directors and the outcome of corporate actions requiring majority shareholder approval. Even as to corporate actions in which super-majority approval may be required, such as certain fundamental corporate transactions, Mr. Doherty and Dr. Mann will collectively control the outcome of such actions.


         ABSENCE OF PRIOR TRADING MARKET; POTENTIAL VOLATILITY OF STOCK PRICE. There has been no significant public market for the Company's common stock, and there can be no assurance that an actual trading market will ever develop or be maintained for the Company's common stock. The market price of the shares of the Company's common stock may be highly volatile. Factors such as fluctuation in the Company's operating results, the introduction of new products or services by the Company or its competitors, and general market conditions may have a significant effect on the market price of the Company's common stock. See "Market for Common Equity and Other Shareholder Matters."


         NEED FOR ADDITIONAL FUNDING. The Company believes that its available cash and investment income will be sufficient to meet its operating expenses and capital expenditures through the next eight months. The Company does not know whether additional financing will be available when needed, or if it is available, if it will be available on acceptable terms. Insufficient funds may prevent the Company from implementing its business strategy or may require the Company to delay, scale back or eliminate certain components of its business plan.


EMPLOYEES


         The Company currently has one full-time employee and two part-time employees. The Company's employees are non-union and none are represented by an organized labor union. The Company believes its relationship with its employees is very good and it has never experienced an employee related work stoppage. The Company will need to hire and retain highly-qualified experienced technical, management and sales personnel in order to execute its business plan, carry out product development and secure advantages over its competitors. No assurances can be given that the Company will be able to locate and hire such personnel, or that, if hired, the Company will continue to be able to pay the higher salaries necessary to retain such skilled employees.


CORPORATE HISTORY

         The Company was originally formed as a New Mexico corporation in April 1958 under the name Ideal Homes, Inc. ("Ideal"). Ideal was organized for the purpose of acquiring and developing real estate in the New Mexico area. In March 1968, Ideal changed its name to Enerdyne Corporation ("Enerdyne"). Enerdyne engaged in the business of acquiring real estate properties, exploring such properties for oil, gas and uranium ore deposits, and entering into mining leases for the development of such properties. Enerdyne's shares of common stock were publicly traded under the trading symbol "ENDY."


         In September 1999, Protalex, Inc., a New Mexico corporation ("Protalex"), acquired a majority of the issued and outstanding shares of common stock of Enerdyne from Don Hanosh, pursuant to a Stock Purchase Agreement between Protalex, Enerdyne and Mr. Hanosh. Under the Stock Purchase Agreement, in consideration for Mr. Hanosh's shares of common stock, Protalex executed a Promissory Note in the amount of $368,546.00 in favor of Mr. Hanosh.


         In November 1999, Protalex merged with and into Enerdyne pursuant to a Merger Agreement and Plan of Reorganization (the "Merger Agreement"), and Enerdyne changed its name to Protalex, Inc., thereby creating the Company. Under the Merger Agreement, each share of Protalex common stock outstanding immediately prior to the effective date of the merger was converted into 822 shares of the Company's common stock. After the merger, Protalex's former shareholders held approximately 92.28% of the shares of common stock of the Company, and Enerdyne's former shareholders held approximately 7.72% of the shares of common stock of the Company.

ADDITIONAL INFORMATION

         The Company intends to provide an annual report to its security holders, and to make quarterly reports available for inspection by its security holders. The annual report will include audited financial statements.

         Upon the filing of this registration statement, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") which will require the Company to file reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information may be inspected at public reference facilities of the SEC at Judiciary Plaza, 450 Fifth Street N.W., Washington D.C. 20549; Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; 7 World Trade Center, New York, New York, 10048; and 5670 Wilshire Boulevard, Los Angeles, California 90036. Copies of such material can be obtained from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549 at prescribed rates, or by visiting the SEC's Internet website at www.sec.gov.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

         WITH THE EXCEPTION OF HISTORICAL MATTERS, THE MATTERS DISCUSSED HEREIN ARE FORWARD LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. FORWARD LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS CONCERNING ANTICIPATED TRENDS IN REVENUES AND NET INCOME, THE DATE OF INTRODUCTION OR COMPLETION OF THE COMPANY'S PRODUCTS, PROJECTIONS CONCERNING OPERATIONS AND AVAILABLE CASH FLOW. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN SUCH FORWARD-LOOKING STATEMENTS. THE FOLLOWING DISCUSSION OF THE COMPANY'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S FINANCIAL STATEMENTS AND THE RELATED NOTES THERETO APPEARING ELSEWHERE HEREIN.

OVERVIEW

         The Company is a development stage enterprise engaged in the development and marketing of organic chemical molecules for the treatment of arthritis. The Company's business is a continuation of the business of Protalex, Inc., a New Mexico corporation incorporated on September 17, 1999 ("Protalex"). During the period from Protalex's inception until October 31, 1999, Protalex acquired a majority interest in Enerdyne Corporation, a New Mexico corporation ("Enerdyne"), a publicly traded company. On November 15, 1999, Protalex merged with and into Enerdyne, thereby creating the Company. These transactions position the Company as a publicly held entity with full ability to raise capital from all sources public and private. Consistent with its development stage status, Protalex had no operating revenue from its inception through the date of its merger with Enerdyne, nor does the Company expect to have operating revenues in the foreseeable future.

PLAN OF OPERATION


         The principal fiscal goal in the Company's plan of operation is to seek private and public investment capital to fund operations and development activities necessary to bring its bioregulator products to market. The Company believes that it possesses sufficient funding for eight months of operations at present levels. The Company will seek to raise additional funds during the next six months to maintain its current activities and to begin human clinical trials. Efforts are currently ongoing with private fundraising. A private placement of Company stock in the amount of $5,000,000 is planned for early next year. Concurrently with seeking investment capital, the Company is developing its corporate commercialization base and planning marketing and production strategies.


         The Company's primary asset is its perpetual, exclusive license agreement with Alex, LLC, a New Mexico limited liability company ("Alex"), for commercial rights to bioregulator technology that the Company intends to utilize to produce and market its bioregulator products in the future. The Company expects to work closely with Alex over the next few years. Alex will perform pure research activities and the Company will perform all development and marketing activities for potential bioregulator products. The Company's current activities include conducting pre-clinical trials and studies in connection with an identified potential bioregulator product and associated research activities. There had been no reimbursement costs to Alex for research as of October 31, 1999.

         A full discussion of the scientific theory behind bioregulator technology and its potential product applications, the research, development and FDA approval process that the Company faces, and the current status of Alex's research activities may be found elsewhere in this registration statement. Please review this material as an important source to evaluate the Company's prospects in light of the risks, expenses and difficulties frequently encountered by companies in the earliest stage of development. The Company's ability to realize future operating revenue is dependent on the Company successfully producing a product that provides significant benefits in humans with appropriately low side effects and completing all trials, procedures and protocols necessary to gain ultimate FDA approval for sale of a product to the public. Even if the Company gains FDA approval, the product may not be successful in the marketplace. The Company estimates that it will take 2 to 3 years to bring a product to market and business conditions may change during that time. Alex expects to gain patent protection on its intellectual technology but has no patents currently.

LIQUIDITY AND OPERATIONS


         In the short term, the Company intends to raise additional capital through the private placement of its common stock. Simultaneously, and looking to the longer term, the Company will endeavor to raise private capital in the amount of approximately $5 million. The Company believes this level of funding will be sufficient to support its operations through human clinical testing and the FDA approval process. For the immediate future, financial obligations will consist solely of development stage cost outlays. In addition to monies owed to Alex for granting the technology license to the Company, the Company now has three employees who are full or part-time laboratory technicians. Pre-clinical animal trials will commence around the first of the year requiring significant capital. The Company also expects to incur travel and promotion expenses and professional fees as part of raising investment capital. The Company has an educational website under construction and will have modest outlays for computer equipment and infrastructure during the coming year. The cost of trials and studies necessary to bring the Company's potential products to market are significant and will require the majority of raised capital during the development period. Prior to its merger with Enerdyne, Protalex successfully raised private capital in amounts sufficient to fund the Company's projected operations for approximately six to nine months. Sufficient capital and liquidity to finance the continued operations of the Company are dependent on the raising of adequate investment capital over both the short and long-term. If funding is insufficient at any time in the future, the Company may be unable to continue its operations, its development efforts or its ability to continue scientific research through Alex.


         Protalex incurred a loss from its inception to its merger with Enerdyne. Thereafter, the Company has incurred losses and expects to incur significant cumulative losses over the next two to three years. There is no comparison of results of operations to prior periods as Protalex commenced its operations as of September 17, 1999.

IMPACT OF THE YEAR 2000


         The "Year 2000" problem is a result of computer programs being unable to differentiate between the year 2000 and 1900 because certain computers were programmed using two digits rather than four digits to define the applicable year. This could result in a system failure or miscalculations with respect to current programs. Equipment utilized by the Company has been recently purchased and the dealers from whom the computers were purchased were asked if the computer equipment is "Y2K" compliant. The dealers have assured the Company that the computers are compliant. In addition, the Company has consulted with an independent computer programmer regarding the status of its computers and equipment that utilizes date sensitive computer chips and has been advised that all computers and equipment is in compliance. In reliance upon these representations, the Company has determined that its computers and date sensitive equipment are "Y2K" compliant. In addition, the Company has contacted its key third party suppliers, service providers, distributors, wholesalers and other entities with which it has business relationships and inquired whether there are any "Y2K" issues that could affect delivery or any aspect of the delivery process or other relationship, and has been assured that the parties are in compliance.

                             DESCRIPTION OF PROPERTY

         The Company's office is located at 1518 Cornell Drive N.E., Albuquerque, New Mexico 87106. The Company is permitted to use this office free of charge pursuant to an oral agreement with its President, Mr. John Doherty, who leases the property on which the Company's office is located. The Company intends to move to a larger facility once it secures additional financing.


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


         The following table sets forth certain information regarding beneficial ownership of the Company's common stock as of January 1, 2000, (i) by each person who is known by the Company to own beneficially more than 5% of its common stock, (ii) by each of the Company's directors, and (iii) by all of the Company's officers and directors as a group. Except as provided below, each person's address is c/o Protalex, Inc., P.O. Box 30952, Albuquerque, New Mexico 87190.




--------------------------------------------- -------------------------- ---------------------------
                                              Amount and Nature of
Name and Address of Beneficial Owner          Beneficial Owner           Percentage of Class(1)

John E. Doherty(2)                            3,312,660                  35.82%

Paul L. Mann, Ph.D.(2)                        3,312,660                  35.82%

Jon M. Aase, M.D.                             276,192                    2.99%

Arthur D. Bankhurst, M.D.                     276,192                    2.99%

James K. Strattman                            451,278                    4.88%

All Executive Officers and Directors
(5 persons)                                   7,628,982                  82.50%


----------------

(1) Based on a total of 9,247,547 outstanding shares of the Company's common stock.


(2) Figures shown for Mr. Doherty and Dr. Mann reflect their respective 50% ownership of Alex, LLC, a New Mexico limited liability company, which holds 6,625,320 shares of the Company's common stock.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following table sets forth certain information with respect to the Company's directors and executive officers.


------------------------------------- --------- ---------------------------------
Name                                  Age       Position

John E. Doherty                       45        President and Director

Paul L. Mann, Ph.D.                   54        Treasurer, Secretary and Director

Jon M. Aase, M.D.                     63        Vice President and Director

Arthur D. Bankhurst, M.D.             62        Director

James K. Strattman                    40        Director


JOHN E. DOHERTY. Mr. Doherty has served as President and a director of the Company since November 1999, and previously served as a director of Enerdyne since August 1999. From October to November 1999, Mr. Doherty was President and a director of Protalex. From 1976 to 1994, Mr. Doherty was a vice president and principal of Doherty & Co., an investment banking firm. During this time he was involved in the early and later stage financing of companies such as Thoratec Laboratories, SeraCare, Inc., Excalibur Technologies, and Cypress Biosciences, Inc. Mr. Doherty attended Tufts University in Boston, Massachusetts. From 1994 to the present, Mr. Doherty has been a private investor and over the last year and a half was involved with the early stage development of Protalex.

PAUL L. MANN, PH.D. Dr. Mann has served as Treasurer, Secretary and a director of the Company since November 1999, and previously served as a director of Enerdyne since August 1999. From October to November 1999, Dr. Mann was Treasurer, Secretary and a director of Protalex. Dr. Mann is the inventor of bioregulator therapy. After earning his bachelors and masters degrees at the University of Victory in New Zealand, he pursued his Ph.D. at Queens University in Canada and as an Inserm Fellow at the Centre Haeyem/Pasteur Institute in Paris. He engaged in further research at the National Institute of Health in Bethesda, Maryland and at John Hopkins University School of Medicine. In 1981, he joined the faculty at the University of New Mexico School of Medicine in Albuquerque, where he now holds the rank of Associate Professor in the College of Pharmacy and in the Department of Family Practice. His research into the biology and function of bioregulator compounds spans 20 years, resulting in more than 2 dozen publications.

JON M. AASE, M.D. Dr. Aase has served as Vice President and a director of the Company since November 1999, and previously served as a director of Enerdyne since August 1999. Dr. Aase graduated from Pomona College in Claremont, California and received his medical degree from Yale University in New Haven, Connecticut. After a pediatric internship at the University of Minnesota and residency at the University of Washington, he spent two years studying the native population of Alaska as a fellow of the National Institute of Child Health and Human Development. He then returned to Seattle for a two-year fellowship in dysmorphology (the study of birth defects) with Dr. David W. Smith. In 1974, Dr. Aase joined the faculty of the University of New Mexico School of Medicine, where he served as chief of the dysmorphology division for 16 years. His bibliography contains more than 40 published articles and a textbook, DIAGNOSTIC DYSMORPHOLOGY (Plenum, New York, 1990). Dr. Aase is now a Clinical Professor of Pediatrics at the University of New Mexico. Dr. Aase is the brother-in-law of Mr. Doherty.

ARTHUR D. BANKHURST, M.D. Dr. Bankhurst has served as a director of the Company since November 1999, and previously served as a director of Enerdyne since August 1999. Dr. Bankhurst earned his bachelors degree in biochemistry from the Massachusetts Institute of Technology, and his M.D. from Case Western Reserve University. He served as a research fellow at the Hall Institute of Medical Research in Melbourne, Australia and as a senior research fellow at the WHO Research Unit in Geneva, Switzerland. He joined the faculty of the University of New Mexico in 1971, and now holds a joint professorship in internal medicine and microbiology. Dr. Bankhurst's professional accomplishments in the fields of arthritis and immunology are reflected in his being named Senior Investigator for the Arthritis Foundation from 1974-1979, as well as serving as associate editor of several prestigious medical journals. These journals include THE JOURNAL OF IMMUNOLOGY (1984-1987), DIAGNOSTIC Immunology (1984-1988), and CLINICAL IMMUNOLOGY AND IMMUNOPATHOLOGY (1988-present). With more than 140 publications to his credit, Dr. Bankhurst has a national reputation as an investigator, and has participated in a number of multi-center trials of anti-arthritis drugs.

JAMES K. STRATTMAN. Mr. Strattman has served as a director of the Company since November 1999, and previously served as a director of Enerdyne since August 1999. Mr. Strattman is currently employed at Excalibur Technologies Corporation, a publicly traded software company. He has held several senior executive positions, including Director of Engineering and Director of Business Development. During the last ten years, Mr. Strattman has provided venture capital investments to several public companies through private placements.

                             EXECUTIVE COMPENSATION

EXECUTIVE OFFICER COMPENSATION


         The Company did not pay any of its executive officers, including its Chief Executive Officer, any compensation during the fiscal year ended December 31, 1999.


EMPLOYMENT AGREEMENTS

         The Company does not have employment agreements with any of its executive officers.

DIRECTOR COMPENSATION

         The Company does not compensate its directors.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


         Alex, LLC, a New Mexico limited liability company ("Alex"), holds approximately 71.64% of the Company's outstanding common stock. Alex's Managing Members, each of whom holds a 50% membership interest in Alex are John Doherty, the Company's President, and Dr. Paul Mann, the Company's Treasurer and Secretary. Mr. Doherty and Dr. Mann are also members of the Company's Board of Directors.


         The bioregulator technology which the Company intends to develop and bring to market is currently licensed by the Company from Alex pursuant to a Technology License Agreement. Under the Technology License Agreement, the Company has the right to use the bioregulator technology to research, design, develop, market and sell products which incorporate the bioregulator technology and which are used for the therapeutic treatment of rheumatoid arthritis and other forms of arthritis. In exchange for this right, the Company is required to pay Alex a $20,000 non-refundable license fee. In addition, at the Company's formation it issued to Alex 10,000 shares of its common stock, at an aggregate value of $300, as partial payment for the license. The Company is not obligated to pay Alex any royalties or other compensation based on the sale or distribution of the Company's bioregulator products. The Technology License Agreement also provides that if Alex is issued a patent for the bioregulator technology it licenses to the Company, the Company will be allowed to continue using the patented bioregulator technology, either by way of an amendment to the Technology License Agreement or an agreement by Alex not to enforce its patent rights against the Company.

         In September 1999, Alex advanced $20,000 to the Company's counsel in connection with the acquisition of Protalex by Enerdyne and the preparation of this registration statement. The Company intends to repay this sum, along with the $20,000 fee owed under the Technology License Agreement, within 120 days after this registration statement is filed.

         The Company leases an office facility under an oral agreement with Mr. Doherty, pursuant to which Mr. Doherty does not charge the Company rent. See "Description of Property."

         The Company is a party to a Promissory Note in the amount of $368,546.00, originally executed by Protalex pursuant to a Stock Purchase Agreement between Protalex, Enerdyne and Don Hanosh. See "Corporate History." The payments due under the Promissory Note are personally guaranteed by Mr. Doherty and by James Strattman, a director of the Company.

                                LEGAL PROCEEDINGS

         The Company is not a party to any pending legal proceedings.


             MARKET FOR COMMON EQUITY AND OTHER SHAREHOLDER MATTERS


         The Company's common stock is currently traded on the National Quotation Bureau, LLC "Pink Sheets" under the symbol "ENDY." The common stock of Enerdyne was traded on the OTC Bulletin Board, also under the symbol "ENDY." The following table sets forth, for the fiscal periods indicated, the high and low closing bid prices for the common stock of Enerdyne, as reported on the OTC Bulletin Board. The quotations for the common stock traded on the OTC Bulletin Board may reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions.



                                            --------------------- --------------------
                                                    High                  Low
FISCAL YEAR 1997

    FIRST QUARTER                                   0.125                 0.125

    SECOND QUARTER                                  0.125                 0.125

    THIRD QUARTER(1)                                N/A                   N/A

    FOURTH QUARTER                                  0.125                 0.125

FISCAL YEAR 1998

    FIRST QUARTER(1)                                N/A                   N/A

    SECOND QUARTER                                  0.125                 0.125

    THIRD QUARTER(1)                                N/A                   N/A

    FOURTH QUARTER                                  0.125                 0.125

FISCAL YEAR 1999

    FIRST QUARTER                                   0.125                 0.125

    SECOND QUARTER(1)                               N/A                   N/A

    THIRD QUARTER(1)                                N/A                   N/A

    FOURTH QUARTER                                  0.125                 0.125


-------------------

(1) No trading activity occurred for the common stock of Enerdyne during the third quarter of fiscal year 1997, the first and third quarters of fiscal year 1998, and the second and third quarters of fiscal year 1999.


         As of January 1, 2000, the Company had 9,247,547 shares of common stock outstanding, which were held by 351 shareholders of record. The transfer agent for the Company's common stock is Standard Registrar & Transfer Agency, P.O. Box 1411, Albuquerque, NM 87191. The Company's market maker is Carr Securities, 1 Penn Plaza, Suite 4720, New York, NY 10019.


         Pursuant to NASD Rule 6530 (the "Eligibility Rule"), the Company's common stock was delisted from the OTC Bulletin Board on November 18, 1999. The Eligibility Rule requires companies listed on the OTC Bulletin Board to make current filings pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended. The Company is submitting this registration statement to the SEC in order to comply with the Eligibility Rule, among other reasons. The Company intends to apply for its common stock to be re-listed on the OTC Bulletin Board once this registration statement is declared effective and the Eligibility Rule has been satisfied.

DIVIDEND POLICY

         The Company has never declared or paid cash dividends on its common stock. The Company currently anticipates that it will retain all future earnings for use in the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future.


                     RECENT SALES OF UNREGISTERED SECURITIES

         In November 1999, the Company issued a total of 8,289,048 shares of its common stock to Protalex, Inc., a New Mexico corporation ("Protalex"), in connection with its acquisition of Protalex pursuant to a Merger Agreement and Plan of Reorganization. The Company issued these shares in reliance upon the exemption from registration in Section 4(2) of the Securities Act of 1933, as amended.


         In November 1999, the Company sold a total of 265,000 shares of common stock, at a purchase price of $0.36 per share, to three individual investors in a private placement transaction in reliance on Rule 506 of SEC Regulation D. Each of the investors represented to the Company that he or she was an "accredited investor," as defined in Regulation D. The proceeds received by the Company from this offering were $95,400.


                            DESCRIPTION OF SECURITIES


         The Company is authorized to issue 40,000,000 shares of common stock, of which 9,247,547 shares were outstanding as of January 1, 2000. Holders of common stock are entitled to dividends, pro rata, when, as and if declared by the Board of Directors out of funds available therefor. Holders of common stock are entitled to cast one vote for each share held at all shareholder meetings for all purposes, including the election of directors. The holders of more than one-half of the common stock issued and outstanding and entitled to vote, present in person or by proxy, constitute a quorum at all meetings of shareholders, but in no event shall a quorum consist of less than one-third of the shares entitled to vote at such meetings. The vote of the holders of a majority of common stock present at such a meeting will decide any question brought before such meeting, except for certain actions which pursuant to the New Mexico Business Corporations Act require the vote of a greater percentage of the outstanding common stock. Upon liquidation or dissolution, the holder of each outstanding share of common stock will be entitled to share equally in the assets of the Company legally available for distribution to such shareholder after payment of all liabilities. Under the Company's Articles of Incorporation, holders of the Company's common stock are denied any preemptive, subscription, redemption rights or registration rights.


                    INDEMNIFICATION OF DIRECTORS AND OFFICERS


         The New Mexico Business Corporations Act provides for indemnification of a corporation's officers and directors for liabilities that they may incur in such capacities. In general, a corporation has the power to indemnify any person made a party to any proceeding by reason of the fact that the person is or was an officer or directors if (i) the person acted in good faith, (ii) the person reasonably believed, in the case of conduct in his official capacity with the corporation, that his conduct was in the corporation's best interests, and in all other cases, that his conduct was at least not opposed to the corporation's best interests, and (iii) in the case of any criminal proceeding, the person had no reasonable cause to believe his conduct was unlawful. However, the Company's Articles of Incorporation and Bylaws do not provide for indemnification of the Company's officers and directors.


         Insofar as indemnification for liabilities arising under the Securities Act may be available to directors, officers or persons controlling the Company pursuant to the foregoing provision, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE

         The Company has not had any changes in or disagreements with its accountants since inception.

                                    PART III

                                INDEX TO EXHIBITS


2.1*     Stock Purchase Agreement among Protalex, Inc., Don Hanosh and Enerdyne
         Corporation
2.2*     Merger Agreement and Plan of Reorganization between Protalex, Inc. and
         Enerdyne Corporation
3.1*     Articles of Incorporation, as amended
3.2*     Bylaws, as amended
10.1*    Promissory Note in favor of Don Hanosh
10.2*    Continuing and Unconditional Guaranty executed by John E. Doherty
10.3*    Continuing and Unconditional Guaranty executed by James K. Strattman
10.4*    Technology License Agreement
10.5*    Form of Confidential Disclosure Agreement
27*      Financial Data Schedule


* Previously filed

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                PROTALEX, INC.


Date:   January 18, 2000                       By: /s/ John E. Doherty
                                                   -----------------------------
                                                     John E. Doherty, President




SIGNATURE                                 TITLE                                  DATE


/s/ John E. Doherty
------------------------------------      President and Director           January 18, 2000
John E. Doherty



/s/ Paul L. Mann, Ph.D
------------------------------------      Treasurer, Secretary and
Paul L. Mann, Ph.D                        Director                         January 18, 2000



/s/ Jon M. Aase, M.D.
------------------------------------      Vice President and Director      January 18, 2000
Jon M. Aase, M.D.



/s/ Arthur D. Bankhurst, M.D.
------------------------------------      Director                         January 18, 2000
Arthur D. Bankhurst, M.D.



/s/ James K. Strattman
------------------------------------      Director                         January 18, 2000
James K. Strattman
